FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

December 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

RUSSIAN FEDERATION

(Jurisdiction of incorporation or organization)

4 Marksistskaya Street, Moscow 109147  Russian Federation

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On December 4, 2002, Mobile TeleSystems OJSC, or MTS, announced that MTS would restate its consolidated financial statements for the year and three months ended December 31, 2001 and the first and second quarters of 2002.

This Form 6-K contains our restated financial statements for the fourth quarter of 2001 and a description of the effect of the restatement on our financial results for such period.

Restatement

The restatement of MTS’ financial statements for the year and the three months ended December 31, 2001 relates primarily to a change in the allocation of the purchase price for the Company’s acquisitions of: an additional 4% stake in ReCom CJSC in April 2001; a 100% stake in Telecom XXI OJSC in May 2001; and an 81% stake in Telecom 900 CJSC in August 2001.  As a result of a review of its financial statements by MTS management, MTS has restated approximately $21 million previously allocated to licenses to property, plant and equipment and other intangible assets. This reallocation has resulted in restatements of property, plant and equipment, licenses, depreciation and amortization expense and certain related items of our balance sheet and statement of operations as of and for the year and the three months ended December 31, 2001.  Additionally, the Company has reclassified an impairment charge related to its investment in a joint venture with the government of Belarus from other expenses to impairment of investment, which is deducted in determining our net operating income, in order to conform to the US GAAP presentation requirements.

The significant effects of this restatement on financial statements for the year and the three months endedDecember 31, 2001 were as follows (in thousands):

	As previously reported	Adjustments	As restated
At December 31, 2001:
Property plant and equipment, net	841,308	14,748	856,056
Licenses, net	297,490	(20,541)	276,949
Other intangible assets, net	83,507	738	84,245
Total assets	1,732,547	(5,055)	1,727,492

Deferred tax liability	72,192	(4,687)	67,505
Minority interest	12,999	1,445	14,444
Retained earnings	462,628	(1,537)	461,091
Total liabilities and shareholder’s equity	1,732,547	(5,055)	1,727,492

For the year ended December 31, 2001:
Depreciation and Amortization	133,143	175	133,318
Net operating income	334,284	(10,175)	324,109
Currency Exchange and Translation Losses	1,871	393	2,264
Total other expenses (income), net	5,223	(10,000)	(4,777)
Provision for Income Taxes	97,414	47	97,461
Minority Interest	6,614	922	7,536
Net income	207,366	(1,537)	205,829

For the three months ended December, 31 2001
Depreciation and Amortization	39,596	175	39,771
Net operating income	95,543	(10,175)	95,718
Currency Exchange and Translation Losses	690	393	1,083
Total other income (expenses), net	3,711	(10,000)	(6,289)
Provision for Income taxes	23,463	47	23,510
Minority Interest	5,285	922	6,207
Net income	62,744	(1,537)	61,207

In addition, as a result of the restatement, EBITDA which represents income before provision for income taxes, interest, depreciation and amortization, for the three months ended December 31, 2001 and year ended December 31, 2001 decreased to $124.8 million from the $125.4 originally reported and to $422.8 million from the $424.1 originally reported, respectively.

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 AND 2001

(Amounts in thousands of U.S. dollars, except share and per share data)

	31 December 2000	30 December 2001
		(as restated)
CURRENT ASSETS:
Cash and cash equivalents	75,828	219,629
Short-term investments	170,000	85,304
Trade receivables, net	15,817	24,258
Accounts receivable, related parties	4,937	2,377
Inventory, net	23,551	26,184
Prepaid expenses	11,268	22,712
VAT receivable	17,741	82,216
Deferred tax asset	2,071	12,040
Other current assets	8,771	8,374
Total current assets	329,984	483,094

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $87,676 and $168,989, respectively	439,307	856,056

INTANGIBLE ASSESTS, net of accumulated amortization of $43,913 and $83,528, respectively	57,586	84,245

LICENSES, net of accumulated amortization of $43,913 and $83,528, respectively	204,996	276,949

GOODWILL, net of accumulated amortization of $14,756 and $20,861, respectively	27,984	22,411

SUBSCRIBER ACQUISITION COSTS, net of accumulated amortization of $74,803 and $nil, respectively	27,553	—

DEBT ISSUANCE COSTS, net of accumulated amortization of $900 and $1,210, respectively	450	3,997

INVESTMENTS IN AND ADVANCES TO AFFILIATES	13,472	740

Total assets	$1,101,332	$1,727,492

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2000 AND 2001

(Amounts in thousands of U.S. dollars, except share and per share data)

	31 December 2000	31 December 2001
		(as restated)
CURRENT LIABILITIES:
Accounts payable, related parties	$5,797	$6,142
Trade accounts payable	37,860	106,068
Deferred connection fees	14,923	21,419
Subscriber prepayments and deposits	44,610	63,741
Debt, current portion	24,000	18,245
Short term portion of future lease payments	—	14,401
Income tax payable	15,082	23,078
Accrued liabilities	38,175	51,626
Dividends payable	1,038	1,038
Other payables	1,278	2,899
Total current liabilities	182,762	308,657

LONG-TERM LIABILITIES:
Bonds payable, principal	—	248,976
Debt, net of current portion	23,305	30,150
Long term portion of future lease payments	—	7,696
Promissory notes payable	5,468	5,792
Deferred connection fees, net of current portion	16,630	25,993
Deferred taxes	72,083	67,505
Total long-term liabilities	117,486	386,112
Total liabilities	300,248	694,769

MINORITY INTEREST	—	14,444

SHAREHOLDERS EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2000, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	552,030	555,794
Shareholder receivable	(49,519)	(38,958)
Retained earnings	258,221	461,091
Total shareholders’ equity	801,084	1,018,279
Total liabilities and shareholders’ equity	$1,101,332	$1,727,492

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER 2001 AND 2000 AND FOR THE YEAR  2000 AND 2001

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended December		Year
	2000	2001	2000	2001
		(as restated)		(as restated)
NET REVENUES
Service revenues, net	156,624	238,284	484,469	830,308
Connection fees	3,928	6,040	14,885	21,066
Equipment sales	6,982	14,167	36,358	41,873
	167,534	258,491	535,712	893,247

COST OF SERVICES AND PRODUCTS (including related party amounts of $4,187 respectively)
Interconnection and line rental	13,051	17,908	41,915	75,278
Roaming expenses	10,229	17,821	41,178	68,387
Cost of equipment	862	13,514	39,217	39,828
	24,142	49,243	122,310	183,493

OPERATING EXPENSES (including related party amounts of $8,379)	37,841	45,956	107,839	131,379

SALES AND MARKETING EXPENSES (including related party amounts of $7,205)	38,544	27,149	76,429	107,729

PROVISION FOR DOUBTFUL ACCOUNTS	98	654	2,403	3,219

DEPRECIATION AND AMORTIZATION	25,896	39,771	87,684	133,318

IMPAIRMENT OF INVESTMENTS				10,000
Net operating income	41,013	95,718	139,047	324,109

CURRENCY EXCHANGE AND TRANSLATION COSTS	803	1,083	1,066	2,264

OTHER EXPENSES (INCOME):
Interest income	(4,285)	(1,363)	(7,626)	(11,829)
Interest expenses, net of amounts capitalized	3,015	985	11,335	6,944
Loss on disposal of other assets			—	—
Other expense (income)	(242)	4,089	(502)	108
Total other expenses (income), net	(1,512)	3,711	3,207	(4,777)

Income before provision for income taxes and minority interest	41,722	90,924	134,774	326,622

PROVISION FOR INCOME TAXES	22,366	23,510	51,154	97,461

MINORITY INTEREST		6,207	(6,428)	7,536
NET INCOME before cumulative effect of change in accounting principles and extraordinary gain	19,356	61,207	90,048	221,625
Cumulative effect of a change in accounting principle, net of income taxes of $9,644				(17,909)
Extraordinary gain on repayment of debt, net of income taxes of $667				2,113

NET INCOME	19,356	$61,207	$90,048	$205,829
Weighted average number of shares outstanding			1,806,968,096	1,983,326,138

Per common share: basic and diluted
Net income before cumulative effect of a change in accounting principle			0.050	0.112
Cumulative effect on prior years (to December 31, 2000) of a change in accounting principle			—	(0.009)
Net income			0.050	0.103

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: December 17, 2002